Exhibit 99.8

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario, Canada” dated June 29, 2007 and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 30, 2017

By:	/s/ Leo R. Hwozdyk
Leo R. Hwozdyk, P.Eng.
Roscoe Postle Associates Inc.